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
                                                                 Morgan Stanley
                                                                 Charter Series
     October 2007
     Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated April 2,
2007.
                                                      Issued: November 30, 2007
[LOGO]
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                                 INCEPTION-
                                                                                                                  TO-DATE
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005  2006    2007      RETURN
FUND                %       %    %    %    %      %       %     %       %      %     %      %     %       %          %
----------------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    3.1    (6.7)     22.1
                                                                     (3 mos.)                          (10 mos.)
----------------------------------------------------------------------------------------------------------------------------
Charter
 Aspect.........   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6) 10.5     6.2      84.5
                 (10 mos.)                                                                             (10 mos.)
----------------------------------------------------------------------------------------------------------------------------
Charter
 Graham.........    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)  4.6    18.2      130.0
                                               (10 mos.)                                               (10 mos.)
----------------------------------------------------------------------------------------------------------------------------
Charter WCM.....    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)  (2.4)    8.7      11.0
                                               (10 mos.)                                               (10 mos.)
----------------------------------------------------------------------------------------------------------------------------

                  COMPOUND
                 ANNUALIZED
                   RETURN
FUND                 %
---------------------------
Charter Campbell    4.0
---------------------------
Charter
 Aspect.........    4.6
---------------------------
Charter
 Graham.........    10.1
---------------------------
Charter WCM.....    1.2
---------------------------

DEMETER MANAGEMENT CORPORATION
522 Fifth Avenue, 13th Floor
New York, NY 10036
Telephone (212) 296-1999
Morgan Stanley Charter Series
Monthly Report
October 2007
Dear Limited Partner:
 The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of October 31, 2007 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $12.21   5.65%
                       ---------------------------------
                       Charter Aspect   $18.45   6.80%
                       ---------------------------------
                       Charter Graham   $23.00   7.18%
                       ---------------------------------
                       Charter WCM      $11.10   1.88%
                       ---------------------------------

 Detailed performance information for each Fund is located in the body of the financial report. (Note: all returns are net of all fees). For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
 The trading results by sector chart indicates the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below the chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.
 Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 522 Fifth Avenue, 13th Floor, New York, NY 10036, or your Morgan Stanley Financial Advisor.
 I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.
Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter Aspect L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter WCM L.P.
MORGAN STANLEY CHARTER CAMPBELL L.P.
                                     [CHART]
                Month ended October 31, 2007   YTD ended October 31, 2007
                ----------------------------   --------------------------
Currencies                    4.89%                       -1.89%
Interest Rates                0.00%                        0.11%
Stock Indices                 1.26%                        0.87%
Energies                     -0.18%                       -1.61%
Metals                        0.05%                       -0.71%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund experienced gains across the currency, global stock index, and metals sectors. These gains were partially offset by losses incurred in the energy markets. Trading results in the global interest rate sector were essentially flat and had no material effect on overall Fund performance during the month.
Within the currency sector, long positions in the Australian dollar, euro, British pound, and Canadian dollar versus the U.S. dollar resulted in gains as the value of the U.S. dollar moved lower against most of its major rivals leading up to and after the U.S. Federal Reserve's decision to lower its benchmark interest rate by 25 basis points to 4.5%. Additionally, the value of the Australian dollar and Canadian dollar increased in the wake of consistently rising commodity prices.
Within the global stock index sector, long positions in U.S., European, and Pacific Rim equity index futures recorded gains as prices increased amid optimism that the U.S. economy may have weathered the August financial market turmoil after U.S. job growth exceeded economic forecasts. Furthermore, prices moved higher after minutes from the U.S. Federal Reserve's previous meeting alleviated concerns that the U.S. economy would head for an outright recession, thereby fueling optimism that borrowing costs may be lowered again this year. MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)
Additional gains were experienced in the metals markets from long futures positions in gold as prices rose to a 27-year high due to persistent weakness in the value of the U.S. dollar and rising inflationary risks. Smaller gains were recorded from short positions in zinc futures as prices declined amid rising global inventories.
Within the energy sector, short futures positions in heating oil and crude oil resulted in losses as prices moved higher during the beginning of the month on news of a drop in U.S. stockpiles and fears that Turkish forces may be preparing to attack rebel camps in northern Iraq, thereby restricting oil shipments. Prices continued to increase throughout the month, reaching an all-time high amid rising tensions over Iran's nuclear program, continued weakness in the U.S. dollar, and statements from senior OPEC officials indicating that production will not be increased to pull prices lower.
MORGAN STANLEY CHARTER ASPECT L.P.
                                    [CHART]
               Month ended October 31, 2007   YTD ended October 31, 2007
               ----------------------------   --------------------------
Currencies                 2.58%                          7.12%
Interest Rates             0.09%                          1.09%
Stock Indices              0.53%                          0.52%
Energies                   3.77%                          3.17%
Metals                     0.60%                         -1.34%
Agriculturals             -0.44%                         -0.09%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund experienced gains across the energy, currency, metals, global stock index, and global interest rate sectors. These gains were partially offset by losses incurred in the agricultural markets.
Within the energy markets, long futures positions in crude oil and its related products experienced gains as prices trended higher during the beginning of the month on news of a drop in U.S. stockpiles and fears that Turkish forces may be preparing to attack rebel camps in northern Iraq, thereby restricting oil shipments. Prices continued to increase throughout the month, reaching an all-time high amid rising tensions over Iran's nuclear program, continued weakness in the U.S. dollar, and statements from senior OPEC officials indicating that production will not be increased to pull prices lower.
Within the currency sector, long positions in the Canadian dollar, euro, and Australian dollar versus the U.S. dollar resulted in gains as the value of the U.S. dollar moved lower against most of its major rivals leading up to and after the U.S. Federal Reserve's decision to lower its benchmark interest rate by 25 basis points to 4.5%. Additionally, the value of the Canadian dollar and Australian dollar increased in the wake of consistently rising commodity prices. MORGAN STANLEY CHARTER ASPECT L.P.
(continued)
Within in the metals markets, long positions in gold futures experienced gains as prices rose to a 27-year high due to persistent weakness in the value of the U.S. dollar and rising inflationary risks. Elsewhere in the metals sector, long futures positions in lead resulted in gains as prices increased after exports from Australia were disrupted amid rising demand from carmakers.
Within the global stock index sector, long positions in the NASDAQ 100 Index, Hong Kong, and Taiwan equity index futures recorded gains as prices moved higher amid consistently strong earnings reports and better than expected profit forecasts within the technology sector. Additional gains were experienced from long positions in Canadian and Australian stock index futures as prices increased due to the aforementioned strength in commodity prices. Smaller gains were experienced within the global interest rate sector from short positions in Australian fixed-income futures as prices trended lower amid consistent economic growth in Australia due to rising commodity prices. Meanwhile, long positions in Japanese interest rate futures resulted in gains as prices moved higher after the Bank of Japan slashed its yearly economic growth forecast by 0.3%. In addition, Japanese fixed-income futures prices moved higher after Bank of Japan Governor, Toshihiko Fukui, stated that downside risks to the Japanese economy were heightened.
Within the agricultural markets, long positions in wheat futures incurred losses as prices declined following news of an overabundance of supply and speculative selling. Smaller losses were recorded from long futures positions in coffee as prices decreased after heavy rains in Brazil's main growing regions reduced concerns that crops may be damaged by a two-month drought. MORGAN STANLEY CHARTER GRAHAM L.P.
                                    [CHART]
               Month ended October 31, 2007   YTD ended October 31, 2007
               ----------------------------   --------------------------
Currencies               5.19%                             8.95%
Interest Rates          -0.45%                             8.87%
Stock Indices            0.19%                             1.89%
Energies                 2.52%                             1.50%
Metals                   0.19%                            -0.97%
Agriculturals           -0.13%                             0.04%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund experienced gains across the currency, energy, global stock index, and metals sectors. These gains were partially offset by losses incurred in the global interest rate and agricultural sectors.
Within the currency sector, long positions in the euro, South African rand, Australian dollar, and British pound versus the U.S. dollar resulted in gains as the value of the U.S. dollar moved lower against most of its major rivals leading up to and after the U.S. Federal Reserve's decision to lower its benchmark interest rate by 25 basis points to 4.5%. Additionally, the value of the South African rand and Australian dollar increased in the wake of consistently rising commodity prices.
Within the energy markets, long futures positions in crude oil and its related products experienced gains as prices trended higher during the beginning of the month on news of a drop in U.S. stockpiles and fears that Turkish forces may be preparing to attack rebel camps in northern Iraq, thereby restricting oil shipments. Prices continued to increase throughout the month, reaching an all-time high amid rising tensions over Iran's nuclear program, continued weakness in the U.S. dollar, and statements from senior OPEC officials indicating that production will not be increased to pull prices lower.
MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)
Within the global stock index sector, long futures positions in the NASDAQ 100 Index and Hang Seng Index resulted in gains as prices increased amid consistently strong earnings reports and better than expected profit forecasts within the technology sector.
Additional gains were experienced in the metals markets from long positions in gold futures as prices rose to a 27-year high due to persistent weakness in the value of the U.S. dollar and rising inflationary risks. Smaller gains were recorded from short futures positions in zinc as prices declined amid rising global inventories.
Within the global interest rate sector, short and long positions in U.S. and European fixed-income futures resulted in losses as prices moved without consistent direction due to continued uncertainty regarding the future direction of the global economy amid conflicting economic data.
Smaller losses were incurred within the agricultural markets from long positions in coffee futures as prices decreased after heavy rains in Brazil's main growing regions reduced concerns that crops may be damaged by a two-month drought.
MORGAN STANLEY CHARTER WCM L.P.
                                    [CHART]
                Month ended October 31, 2007  YTD ended October 31, 2007
                ----------------------------  --------------------------
Currencies                 1.99%                           6.33%
Interest Rates            -0.77%                           0.30%
Stock Indices              0.77%                           2.65%
Energies                   0.60%                           1.47%
Metals                     0.50%                           0.08%
Agriculturals             -0.49%                           1.97%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund experienced gains across the currency, global stock index, energy, and metals sectors. These gains were partially offset by losses incurred in the global interest rate and agricultural markets.
Within the currency sector, long positions in the euro, British pound, Canadian dollar, and Australian dollar versus the U.S. dollar resulted in gains as the value of the U.S. dollar moved lower against most of its major rivals leading up to and after the U.S. Federal Reserve's decision to lower its benchmark interest rate by 25 basis points to 4.5%. Additionally, the value of the Canadian dollar and Australian dollar increased in the wake of consistently rising commodity prices.
Within the global stock index sector, long positions in U.S., European, and Pacific Rim equity index futures recorded gains as prices increased amid optimism that the U.S. economy may have weathered the August financial market turmoil after U.S. job growth exceeded economic forecasts. Furthermore, prices moved higher after minutes from the U.S. Federal Reserve's previous meeting alleviated concerns that the U.S. economy would head for an outright recession, thereby fueling optimism that borrowing costs may be lowered again this year. MORGAN STANLEY CHARTER WCM L.P.
(continued)
Within the energy markets, long futures positions in crude oil and its related products experienced gains as prices trended higher during the beginning of the month on news of a drop in U.S. stockpiles and fears that Turkish forces may be preparing to attack rebel camps in northern Iraq, thereby restricting oil shipments. Prices continued to increase throughout the month, reaching an all-time high amid rising tensions over Iran's nuclear program, continued weakness in the U.S. dollar, and statements from senior OPEC officials indicating that production will not be increased to pull prices lower. Additional gains were experienced in the metals markets from long positions in gold futures as prices rose to a 27-year high due to persistent weakness in the value of the U.S. dollar and rising inflationary risks.
Within the global interest rate sector, long positions in U.S. and European fixed-income futures incurred losses as prices reversed lower after a rise in global equity markets reduced demand for the relative "safety" of government debt.
Within the agricultural markets, long positions in wheat futures resulted in losses as prices declined following news of an overabundance of supply and speculative selling. Smaller losses were recorded from long futures positions in coffee as prices decreased after heavy rains in Brazil's main growing regions reduced concerns that crops may be damaged by a two-month drought. MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED OCTOBER 31, 2007 (UNAUDITED)

                                      MORGAN STANLEY              MORGAN STANLEY             MORGAN STANLEY
                                   CHARTER CAMPBELL L.P.       CHARTER ASPECT L.P.         CHARTER GRAHAM L.P.
                                --------------------------  -------------------------  --------------------------
                                             PERCENTAGE OF              PERCENTAGE OF               PERCENTAGE OF
                                            OCTOBER 1, 2007            OCTOBER 1, 2007             OCTOBER 1, 2007
                                               BEGINNING                  BEGINNING                   BEGINNING
                                  AMOUNT    NET ASSET VALUE   AMOUNT   NET ASSET VALUE   AMOUNT    NET ASSET VALUE
                                ----------  --------------- ---------  --------------- ----------  ---------------
                                    $              %            $             %            $              %
INVESTMENT INCOME
  Interest income (Note 2)       1,024,217        .33         412,256        .32        1,383,395        .32
                                ----------       ----       ---------       ----       ----------       ----
EXPENSES
  Brokerage fees (Note 2)        1,555,436        .50         636,613        .50        2,141,234        .50
  Management fees (Note 2 & 3)     686,985        .22         212,204        .16          713,745        .17
  Incentive fee (Note 2 & 3)        --            --            --           --            --            --
                                ----------       ----       ---------       ----       ----------       ----
   Total Expenses                2,242,421        .72         848,817        .66        2,854,979        .67
                                ----------       ----       ---------       ----       ----------       ----
NET INVESTMENT LOSS             (1,218,204)      (.39)       (436,561)      (.34)      (1,471,584)      (.35)
                                ----------       ----       ---------       ----       ----------       ----
TRADING RESULTS
Trading profit (loss):
  Realized                       2,171,721        .70       7,660,081       6.02        6,433,121       1.50
  Net change in unrealized      16,611,638       5.34       1,431,068       1.12       25,803,975       6.03
                                ----------       ----       ---------       ----       ----------       ----
   Total Trading Results        18,783,359       6.04       9,091,149       7.14       32,237,096       7.53
                                ----------       ----       ---------       ----       ----------       ----
NET INCOME                      17,565,155       5.65       8,654,588       6.80       30,765,512       7.18
                                ==========       ====       =========       ====       ==========       ====

                                      MORGAN STANLEY
                                     CHARTER WCM L.P.
                                -------------------------
                                            PERCENTAGE OF
                                           OCTOBER 1, 2007
                                              BEGINNING
                                  AMOUNT   NET ASSET VALUE
                                ---------  ---------------
                                    $             %
INVESTMENT INCOME
  Interest income (Note 2)        241,947        .33
                                ---------       ----
EXPENSES
  Brokerage fees (Note 2)         368,018        .50
  Management fees (Note 2 & 3)    122,672        .16
  Incentive fee (Note 2 & 3)      283,402        .39
                                ---------       ----
   Total Expenses                 774,092       1.05
                                ---------       ----
NET INVESTMENT LOSS              (532,145)      (.72)
                                ---------       ----
TRADING RESULTS
Trading profit (loss):
  Realized                      1,615,346       2.19
  Net change in unrealized        303,433        .41
                                ---------       ----
   Total Trading Results        1,918,779       2.60
                                ---------       ----
NET INCOME                      1,386,634       1.88
                                =========       ====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED OCTOBER 31, 2007 (UNAUDITED)

                             MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                          CHARTER CAMPBELL L.P.                 CHARTER ASPECT L.P.                   CHARTER GRAHAM L.P.
                  ------------------------------------- ------------------------------------ ----------------------------
                       UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                  --------------  -----------  -------- -------------  -----------  -------- --------------  -----------
                                       $          $                         $          $                          $
Net Asset Value,
 October 1, 2007  26,924,004.500  311,087,161   11.55   7,368,337.881  127,322,570   17.28   19,956,489.772  428,246,790
Net Income              --         17,565,155     .66         --         8,654,588    1.17         --         30,765,512
Redemptions       (1,043,480.330) (12,740,895)  12.21    (152,795.521)  (2,819,077)  18.45     (408,690.436)  (9,399,880)
Subscriptions           --             --        --        88,797.789    1,638,319   18.45      263,103.056    6,051,370
                  --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 October 31, 2007 25,880,524.170  315,911,421   12.21   7,304,340.149  134,796,400   18.45   19,810,902.392  455,663,792
                  ==============  ===========           =============  ===========           ==============  ===========

                                     MORGAN STANLEY
                                    CHARTER WCM L.P.
                  --------------------------------------------
                  PER UNIT     UNITS        AMOUNT    PER UNIT
                  -------- -------------  ----------  --------
                     $                        $          $
Net Asset Value,
 October 1, 2007   21.46   6,758,115.165  73,603,623   10.89
Net Income          1.54         --        1,386,634     .21
Redemptions        23.00     (87,617.546)   (972,555)  11.10
Subscriptions      23.00     279,423.178   3,101,597   11.10
                           -------------  ----------
Net Asset Value,
 October 31, 2007  23.00   6,949,920.797  77,119,299   11.10
                           =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter Aspect L.P. ("Charter Aspect"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter WCM L.P. ("Charter WCM") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity brokers are Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIP"). MS&Co. acts as the counterparty on all trading of foreign currency forward contracts. For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all trading of options on foreign currency forward contracts. Demeter, MS&Co., MSIP, and MSCG are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. credits each Partnership with interest income on 100% of its average daily funds held at MS&Co. and MSIP to meet margin requirements at a rate approximately equivalent to what the commodity brokers pay other similar customers on margin deposits. In addition, MS&Co. credits at each month end each Partnership with interest income on 100% of such Partnership's assets not deposited as margin at a rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate during the month. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by MS&Co. through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership, except Charter Campbell, are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. MS&Co. pays all such costs.
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to MS&Co.
EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in each Partnership except Charter Campbell, and at the end of each month thereafter, limited partners may exchange their Units among Charter Aspect, Charter
Graham, and Charter WCM (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges. DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
DISSOLUTION OF THE PARTNERSHIPS. Charter Aspect will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter WCM will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
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2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to MS&Co. as described in Note 1. Each Partnership's cash is on deposit with MS&Co. and MSIP in futures interests trading accounts to meet margin requirements as needed. MS&Co. pays interest on these funds as described in Note 1.
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3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter Aspect L.P.
  Aspect Capital Limited ("Aspect")
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter WCM L.P.
  Winton Capital Management Limited ("Winton")
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter Aspect, Charter Graham, and Charter WCM each pays its trading advisor a flat-rate monthly fee equal to 1/6 of 1% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits paid on a monthly basis.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.
  Charter Aspect and Charter WCM pays incentive fees to Aspect and Winton, respectively, based upon the performance of each trading advisor beginning December 1, 2006 without regard to any losses incurred by the prior trading advisor(s).
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
This report is based on information from multiple sources and Morgan Stanley makes no representation as to the accuracy or completeness of information from sources outside of Morgan Stanley.
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